SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                             Chimera Investment Corp
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                               (Name of Issuer)

                     Common Stock, par value of $.01 per share
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                         (Title of Class of Securities)

                                   16934Q109
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                                 (CUSIP Number)

                                 Peter C. Keefe
                               Avenir Corporation
                             1919 Pennsylvania Ave NW
                                    4th Floor
                              Washington DC, 20006
                                 (202) 659-4427
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               October 23, 2008
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 16934Q109
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---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                3,037,059
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH                     3,037,059
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            3,037,059
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 16934Q109
------------------                                            ------------------
This Schedule 13D/A ("Schedule") is being filed on behalf of Avenir Corporation ("Avenir"), a Virginia corporation and amends the Schedule 13D filed on October 21, 2008 on behalf of Avenir. This Schedule relates to the common stock, par value $0.01 per share, of Chimera Investment Corp, a Maryland corporation (the "Issuer"). Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $34,678,748. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 3,037,059 shares of the common stock of the Issuer, constituting approximately 7.8% of the 38,999,850 shares outstanding.

          (b) Avenir generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities during the past sixty days are set forth on Schedule A.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

1) Letter

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 16934Q109
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    October 23, 2008
                                          -----------------------------------
                                                   Date

                                                    /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                                    Peter C. Keefe, President
                                          -----------------------------------
                                                   Name/Title

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 16934Q109
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                                   SCHEDULE A


PURCHASE ("BY") AND SALE ("SL") TRANSACTIONS WITHIN PAST 60 DAYS

All purchases and sales listed below were normal, open-market transactions.



                                               Average
Transaction                                    Per
Type     Date       Quantity   Total Price     Share
BY  	 8/25/2008   10000   	61256   	6.13
SL   	 9/02/2008   3000	19137.39   	6.38
BY   	 9/03/2008   1000  	6821.3   	6.82
BY   	 9/04/2008   2750	18518.48   	6.73
SL   	 9/08/2008   117600	858228.7    	7.30
BY  	 9/10/2008   10900	74877.93   	6.87
SL  	 9/11/2008   1000 	6552.96   	6.55
BY  	 9/11/2008   13000   	85540   	6.58
BY  	 9/12/2008   1220  	7767.2   	6.37
SL  	 9/12/2008   1220 	7751.15   	6.35
BY  	 9/15/2008   27600	163317.6   	5.92
BY  	 9/18/2008   1400 	7023.96   	5.02
SL  	 9/19/2008   31700	203811.5   	6.43
BY  	 9/22/2008   6000 	39020.4    	6.50
BY  	 9/24/2008   8100	48140.73   	5.94
SL  	 9/24/2008   7000	41297.66   	5.90
BY  	 9/25/2008   3500 	20685.1   	5.91
SL  	 9/25/2008   89500	556586.8  	6.22
SL  	10/03/2008   8505	48967.63  	5.76
SL  	10/06/2008   1900 	9175.94   	4.83
SL  	10/07/2008   2430 	10695.3    	4.40
SL  	10/09/2008   640 	2769.58   	4.33
SL  	10/10/2008   27475	97646.58   	3.55
SL  	10/13/2008   2500	10199.94   	4.08
SL  	10/15/2008   41650	128417.1   	3.08





                                  EXHIBIT 1


Mr. Michael A. J. Farrell
President
Annaly Capital Management
1211 Avenue of the Americas
Suite 2902
New York, NY 10036

October 21, 2008

Dear Mr. Farrell:

Avenir Corporation controls approximately 8% of Chimera Investment Corporation, managed by Annaly Capital Management's subsidiary,
FIDAC. Chimera has recently announced its intention to sell approximately 250 million shares of new common stock. We acknowledge the significant investment opportunity underlying your desire to raise additional capital and FIDAC's ability to deploy this capital effectively.

Since Chimera initially filed for a stock offering in June, we have had several conversations and one meeting with Chimera representatives in order to discuss two troubling corporate governance issues introduced by this proposed underwriting. First, it is highly dilutive to existing stockholders. Second, had you not terminated the incentive component of your management agreement, as was announced yesterday, this offering would have significantly reduced the threshold for payment of incentive compensation to FIDAC, effectively rewarding poor performance. We are therefore pleased by your action, especially since our previous discussions with Chimera had not yielded straightforward responses to either issue. Nonetheless, the matter of unnecessary dilution remains outstanding.

Using an assumed offering price of $4, the offering represents a 35% discount to your September 30 book value estimate of $6.15 per share. In addition, GAAP requires that June 30 book value exclude $2.50 per share in marks-to-market but we believe this amount has real economic value.
You apparently agree. Chimera's registration statement includes a forecast of "market price recovery up to or beyond the cost of the investments" (emphasis ours) subject to these marks. While we expect forthcoming September 30 financial statements to show some transfer of unrealized losses to realized, we believe the economic value of the remaining mark-to-market losses may be substantial. Those assets rightfully belong to existing stockholders. For example, if $30 million in marks remain, Chimera's economic value exceeds $6.90 and the proposed equity offering therefore dilutes existing holders in excess of 40%. Viewed from our perspective, the dilution in pro forma economic book value equals roughly $2.55 per share. This is the economic equivalent of a $97 million distribution from existing to new stockholders. We cannot believe this is the intent of a firm with FIDAC's reputation.

You may counter that Annaly's intention to preserve its 9.6% position by participating in the offering means it will absorb the greatest amount of dilution. This argument is not persuasive. Such dilution would be significantly offset by the structure of FIDAC's compensation for serving as Chimera's manager. FIDAC will earn a base fee equal to 1.5% of shareholders' equity, or more than $18 million per year, up from $4 million at the present run-rate, should the offering be completed at $4 per share.

Possibly more injurious to stockholders was the benefit FIDAC stood to gain from favorable benchmarking of its incentive fee calculation. As you are aware, this formula essentially applied a cash return on capital calculation to the "weighted average issue price per share of all our public offerings". By our calculations, this benchmark would have dropped from $15 to about $5.50 per share. While we have no objection to paying for performance, the decision to eliminate this flawed form of incentive compensation is sensible under present circumstances.

We recognize Annaly's important role in supporting Chimera financially, without which Chimera might have failed shortly after coming into being.
But as Annaly had the greatest financial exposure in the event of failure, it is reasonable to conclude that Annaly's actions were self-interested. Nonetheless, we appreciate Annaly's support.

We are interested in discussing the possibility of placing Chimera into runoff by allowing the portfolio to amortize over time. Such an action would open various options including paying down debt, reinvesting the principal, or distributing the proceeds as part of a liquidation. Chimera's financing at last appears stable and runoff might be a credible mechanism for closing of the gap between market price and economic value. Perhaps FIDAC can develop an alternate vehicle similar to Chimera through which it could raise the capital sought for exploiting the mortgage-related opportunities in today's market. If FIDAC determines there is no suitable alternative, perhaps a 'make whole' mechanism to compensate existing Chimera stockholders can be developed. In no case should a dollar of the economic value resident in Chimera's portfolio be transferred to owners of new shares.

We do not believe the forgoing issues are the result of a deliberate insensitivity to shareholders. We do believe you have not given adequate thought to the governance issues introduced by your desire to raise additional capital. Periods of difficulty have a way of revealing executives' true nature and orientation toward their owners. Your response will therefore be revealing. We look forward to receiving it and believe our differences can be resolved in a mutually satisfactory manner. Until they are, Chimera's follow-on offering should not proceed.



					Very truly yours,

                                        /s/ Peter C. Keefe
					Peter C. Keefe
					President